Filed pursuant to Rule 424(b)(3)
Registration No. 333-165728

Prospectus

U.S. GEOTHERMAL INC.

12,560,561 shares of Common Stock

This is a public offering of up to 12,560,561 shares of the common stock, par value $0.001 per share, of U.S. Geothermal Inc., (“we,” “us,” or “our company”), by selling stockholders listed beginning on page 11 of this prospectus. All of the shares being offered, when sold, will be sold by selling stockholders. The shares of common stock registered for resale under this registration statement includes:

  up to 8,209,519 shares of common stock held by the selling stockholders described herein;

  up to 4,104,757 shares of our common stock acquirable upon the exercise of common stock purchase warrants at the exercise price of $1.25 per share for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance; and

  up to 246,285 shares of our common stock issuable to the underwriters pursuant to compensation warrants granted by the Company in the private placement at the exercise price of $1.25 per share for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance.

The shares of common stock and common stock purchase warrants were sold by us in a private placement in March 2010. We will not receive any proceeds from the sale of the shares by the selling stockholders, however, if the warrants are exercised on a cash basis we will receive the exercise price of the warrants, if exercised at all. We will pay the expenses of registering the shares sold by the selling stockholders. See “Selling Stockholders” beginning on page 11 for a list of the selling stockholders.

These shares of common stock were registered to permit the selling stockholders to sell the shares from time to time, in amounts and at prices and on terms determined at the time of the offering. The selling stockholders may sell the shares of our common stock covered by this prospectus in a number of different ways and at prevailing market prices or privately negotiated transactions. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 16 of this prospectus.

You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

Our common stock is quoted on the NYSE Amex under the symbol “HTM” and on the Toronto Stock Exchange under the symbol “GTH.” On April 1, 2010 the last reported sale price for our common stock on each exchange was $0.95 and CDN$0.94 per share, respectively.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2010

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY INFORMATION

The Offering	This is an offering of up to 12,560,561 shares of our common stock by certain selling stockholders.

Shares Offered By the Selling Stockholders	12,560,561 shares of common stock, $0.001 par value per share.(1)

Offering Price	Determined at the time of sale by the selling stockholders

Common Stock Outstanding as of March 18, 2010	78,647,776(2)

Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling stockholders. We may receive proceeds from the exercise of the warrants upon exercise, if they are exercised. The shares that will be resold under this prospectus were sold by us, or were issued upon the exercise of warrants granted by us. The funds that we raised through the sale of those shares were used for general working capital.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.

Trading Symbols	NYSE AMEX: HTM; TSX: GTH

(1)	In connection with the private placement, we agreed to file a registration statement with the Securities and Exchange Commission no later than 30 days after closing of the private placement and use best efforts to cause it to become effective and remain effective until all securities covered by the registration statement either have been sold, under the registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or the Company is in compliance with the current public information requirement under Rule 144.

(2)	Outstanding common stock excludes approximately 5,729,875 shares of common stock acquirable upon exercise of options at exercise prices ranging from $0.90 to $2.41 per share and 12,026,767 shares of common stock acquirable upon exercise of common stock purchase warrants at exercise prices ranging from $1.22 to $3.00.

Summary of Our Business

U.S. Geothermal Inc. (“our Company” or “we” or “us” or similar references) is in the renewable “green” energy business. Through our subsidiary, U.S. Geothermal Inc., an Idaho corporation (“Geo-Idaho,” although references to our Company include and refer to our operations through Geo-Idaho), we are engaged in the acquisition, development and utilization of geothermal resources in the Western Region of the United States of America. Geothermal energy is the natural heat energy stored within the earth’s crust. In some areas of the earth, economic concentrations of heat energy result from a combination of geological conditions that allow water to penetrate into hot rocks at depth, become heated, and then circulate to a near surface environment. In these settings, commercially viable extraction of the geothermal energy and its conversion to electricity become possible and a “geothermal resource” is present.

Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.” Our principal corporate and executive offices are located at 1505 Tyrell Lane, Boise, Idaho 83706. Our telephone number is 208-424-1027. We maintain a website at www.usgeothermal.com. Information contained on our website is not part of this prospectus.

The Offering

We are registering for resale shares of our common stock held by the selling stockholders listed in this prospectus. The selling stockholders acquired the securities in the following transaction.

On March 16, 2010, we completed a private placement of 8,209,519 shares of common stock at a price of $1.05 per share and common stock purchase warrants to acquire 4,104,757 shares of common stock, for gross proceeds of $8,619,995. Each common stock purchase warrant entitles the holder to acquire one common share of the Company at the exercise price of $1.25 per share for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance. Under the terms of the registration rights agreement entered into as part of the offering, we agreed to file a registration statement with the Securities and Exchange Commission and use best efforts to cause it to become effective no later than 30 days following closing and to remain effective until all securities covered by the registration statement either have been sold, under the registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or the Company is in compliance with the current public information requirement under Rule 144. The registration statement of which this prospectus is a part registers 12,560,561 of our shares of common stock of which 8,209,519 are currently outstanding and 4,351,042 shares of common stock acquirable upon the exercise of the warrants and the compensation warrants issued in connection with the offering for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance. In the event the registration statement is not effective by July 14, 2010, the purchasers are entitled to receive as liquidated damages an amount in cash equal to 1% of the aggregate purchase price paid by each purchaser upon the failure to be so effective and upon the monthly anniversary of the failure to be so effective until the registration statement is effective.

We paid RBC Capital Markets Corporation, Clarus Securities Inc., Dundee Securities Corporation and Robert W. Baird & Co. (collectively, the “Placement Agents”) a cash commission of $517,200, representing 6% of the gross proceeds of the offering and compensation warrants entitling the Placement Agents to purchase 246,285 shares of common stock of the Company at $1.25 exercisable for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance. We also agreed to reimburse the Placement Agents for certain legal fees and out-of-pocket expenses.

The net proceeds of the private placement will be used to further develop its Neal Hot Springs geothermal project and for general working capital purposes.

Summary Financial Information

	For the Fiscal Years Ended March 31,
	2009	2008	2007	2006	2005
Operating Revenues	$2,336,202	$190,721	$117,809	$0	$0
Operating Expenses	7,660,868	4,568,871	3,035,833	1,663,069	1,751,530
Loss from Continuing Operations	(5,187,754)	(3,314,473)	(1,812,945)	(1,490,593)	(1,830,421)
Loss per share from Continuing Operations	(0.08)	(0.06)	(0.04)	(0.09)	(0.12)
Cash dividends declared and paid per common share	0	0	0	0	0

	As of March 31,
	2009	2008	2007	2006	2005
Total Assets	$52,451,343	$40,731,585	$22,673,340	$21,895,933	$2,584,970
Total Long-term Obligations (1)	1,972,200	1,975,672	2,533,858	1,707,548	0

(1)

Long-term obligations represent the fair value of stock options to be exercised by officers, directors, employees and consultants of the Company. These obligations were recorded as a liability since the option exercise price was stated in Canadian dollars, subjecting the Company and the employee to foreign currency exchange risk in addition to the normal market price fluctuation risk. In addition, beginning in the year ended March 31, 2009, the long-term portion of an equipment lease is included in long-term obligations.

	Loss per				Net Loss
	share from				from
	Continuing	Operating	Gross	Loss from	Continued
	Operations	Revenues	Profit	Operations	Operations
Fiscal Year Ended March 31, 2007
1st Quarter	$(0.01)	$0	$0	$(961,777)	$(372,486)
2nd Quarter	(0.01)	206	206	(746,292)	(680,021)
3rd Quarter	(0.01)	90,000	90,000	(610,310)	(338,278)
4th Quarter	(0.01)	27,603	27,603	(599,645)	(422,160)
Fiscal Year Ended March 31, 2008
1st Quarter	(0.01)	0	0	(607,501)	(323,415)
2nd Quarter	(0.02)	28	28	(1,348,069)	(1,016,462)
3rd Quarter	(0.01)	1,103	1,103	(1,123,605)	(826,907)
4th Quarter	(0.02)	189,590	189,590	(1,298,975)	(1,147,689)
Fiscal Year Ended March 31, 2009
1st Quarter	(0.03)	461,712	461,712	(1,793,720)	(1,736,263)
2nd Quarter	(0.02)	827,610	827,610	(1,322,529)	(1,272,182)
3rd Quarter	(0.01)	545,224	545,224	(930,305)	(904,848)
4th Quarter	(0.02)	501,656	501,656	(1,278,112)	(1,274,461)
Fiscal Year End March 31, 2010
1st Quarter	(0.03)	394,567	394,567	(1,834,075)	(1,809,175)
2nd Quarter	(0.02)	734,622	734,622	(1,156,554)	(1,125,681)
3rd Quarter	(0.02)	731,315	731,315	(1,449,421)	(1,399,946)

RISK FACTORS

General Business Risks

Our future performance depends on our ability to establish that the geothermal resource is economically sustainable. Geothermal resource exploration and development involves a high degree of risk. The recovery of the amounts shown for geothermal properties and related deferred costs on our financial statements, as well as the execution of our business plan generally, is dependent upon the existence of economically recoverable and sustainable reserves. Expansion of the production of power from our interests is not certain and depends on successful drilling and discovery of additional geothermal hydrothermal resources in quantities and containing sufficient heat necessary to economically fuel future plants.

We have a need for substantial additional financing and will have to significantly delay, curtail or cease operations if we are unable to secure such financing. The Company requires substantial additional financing to fund the cost of continued development of the Neal Hot Springs (Oregon), San Emidio, Gerlach, and Granite Creek Ranch (Nevada) projects and the repower of Raft River Unit I. Also, the Company requires funds for other operating activities, and to finance the growth of our business, including the construction and commissioning of power generation facilities. We may not be able to obtain the needed funds on terms acceptable to us or at all. Further, if additional funds are raised by issuing equity securities, significant dilution to our current stockholders may occur and new investors may get rights that are preferential to current stockholders. Alternatively, we may have to bring in joint venture partners to fund further development work, which would result in reducing our interests in the projects.

We may be unable to obtain the financing we need to pursue our growth strategy in the geothermal power production segment, which may adversely affect our ability to expand our operations. When we identify a geothermal property that we may seek to acquire or to develop, a substantial capital investment will be required. Our continued access to capital, through project financing or through a partnership or other arrangements with acceptable terms is necessary for the success of our growth strategy. Our attempts to secure the necessary capital may not be successful on favorable terms, or at all.

Market conditions and other factors may not permit future project and acquisition financings on terms favorable to us. Our ability to arrange for financing on favorable terms, and the costs of such financing, are dependent on numerous factors, including general economic and capital market conditions, investor confidence, the continued success of current projects, the credit quality of the projects being financed, the political situation in the state in which the project is located and the continued existence of tax laws which are conducive to raising capital. If we are unable to secure capital through partnership or other arrangements, we may have to finance the projects using equity financing which will have a dilutive effect on our common stock. Also, in the absence of favorable financing or other capital options, we may decide not to build new plants or acquire facilities from third parties. Any of these alternatives could have a material adverse effect on our growth prospects and financial condition.

We may not be able to fully develop the geothermal resource within the Raft River Unit I joint venture boundaries which would increase development costs for Raft River Unit II and result in delays. Raft River Unit II is currently anticipated to be located within the Raft River Unit I joint venture boundaries. Without the agreement and consent of our Raft River Unit I joint-venture partner, Raft River Holdings, we cannot fully develop the geothermal resource within the Raft River Unit I joint venture boundaries without incurring increased development costs and delays.

It is very costly to place geothermal resources into commercial production. Before the sale of any power can occur, it will be necessary to construct a gathering and disposal system, a power plant, and a transmission line, and considerable administrative costs would be incurred, together with the drilling of additional wells. For Raft River Energy Unit I, capital contributions of approximately $52.1 million were needed. Future expansion of power production at Raft River, Idaho and San Emidio, Nevada and development of new power production capability at Neal Hot Springs may result in significantly increased capital costs related to increased production and injection well drilling and higher costs for labor and materials. To fund expenditures of this magnitude, we may have to find a joint venture participant with substantial financial resources. There can be no assurance that a participant can be found and, if found, it would result in us having to substantially reduce our interest in the project.

We may be unable to realize our strategy of utilizing the tax and other incentives available for developing geothermal power projects to attract strategic alliance partners, which may adversely affect our ability to complete these projects. Part of our business strategy is to utilize the tax and other incentives available to developers of geothermal power generating plants to attract strategic alliance partners with the capital sufficient to complete these projects. Many of the incentives available for these projects are new and highly complex. There can be no assurance that we will be successful in structuring agreements that are attractive to potential strategic alliance partners. If we are unable to do so, we may be unable to complete the development of our geothermal power projects and our business could be harmed.

Our participation in the joint venture is subject to risks relating to working with a co-venturer. Raft River Energy I LLC is the Unit I project joint venture company with Raft River I Holdings, LLC, a subsidiary of The Goldman Sachs Group Inc. Raft River I Holdings, LLC has contributed a total of $34.2 million in cash and we have contributed over $16.4 million in cash and approximately $1.5 million in production and injection wells and geothermal leases to Raft River Energy I LLC. We are subject to risks in working with a co-venturer that could adversely impact Unit I of the Raft River project as well as anticipated development of Raft River Unit II. We anticipate that the Raft River Unit II power plant may utilize the geothermal resource within the Raft River Unit I joint venture boundaries. Further, our contribution to the joint venture may exceed returns from the joint venture, if any.

We are a holding company and our revenues depend substantially on the performance of our subsidiaries and the projects they operate. We are a holding company whose primary assets are our ownership of the equity interests in our subsidiaries. We conduct no other business and, as a result, we depend entirely upon our subsidiaries’ earnings and cash flow. Our subsidiaries and projects may be restricted in their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the satisfaction of other obligations, including the payment of operating expenses or debt service.

We may have to pay liquidated damages to our investors in the March 2010 private placement if the registration is not effective by July 14, 2010 or under certain other circumstances. In connection with the March 2010 private placement described above, we entered into a Registration Rights Agreement. Under the terms of the Registration Rights Agreement, if a registration statement relating to the shares covered by this prospectus is not declared effective by the SEC within the time periods specified in the Registration Rights Agreement or, after having been declared effective, is not available (with certain limited exceptions), then we are required to pay the investors, as liquidated damages, 1.0% of the amount invested for each 30-day period during which such failure continues until the shares are sold or can be sold without restriction under Rule 144. As of the date of this prospectus, no liquidated damages have accrued. There can be no assurance that the registration statement of which this prospectus is a part will be declared or will remain effective by the SEC for the time periods necessary to avoid payment of liquidated damages.

We may not be able to manage our growth due to the commencement of operations of the Raft River and San Emidio power plants and exploration activities in Neal Hot Springs which could negatively impact our operations and financial condition. Significant growth in our operations will place demands on our operational, administrative and financial resources, and the increased scope of our operations will present challenges to us due to increased management time and resources required and our existing limited staff. Our future performance and profitability will depend in part on our ability to successfully integrate the operational, financial and administrative functions of Raft River and San Emidio and other acquired properties into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business. There can be no assurance that we will be successful in these efforts. Our inability to manage the increased scope of operations, to integrate acquired properties, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.

If we incur material debt to fund our business, we could face significant risks associated with such debt levels. We will need to procure significant additional financing to construct, commission and operate our power plants in order to generate and sell electricity. If this financing includes the issuance of material amounts of debt, this would expose the Company to risks including, among others, the following:

  a portion of our cash flow from operations would be used for the payment of principal and interest on such indebtedness and would not be available for financing capital expenditures or other purposes;

  a significant level of indebtedness and the covenants governing such indebtedness could limit our flexibility in planning for, or reacting to, changes in our business because certain activities or financing options may be limited or prohibited under the terms of agreements relating to such indebtedness;

  a significant level of indebtedness may make us more vulnerable to defaults by the purchasers of electricity or in the event of a downturn in our business because of fixed debt service obligations; and

  the terms of agreements may require us to make interest and principal payments and to remain in compliance with stated financial covenants and ratios. If the requirements of such agreements were not satisfied, the lenders could be entitled to accelerate the payment of all outstanding indebtedness and foreclose on the collateral securing payment of that indebtedness, which would likely include our interest in the project.

In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations, including the repayment of outstanding principal and interest on such indebtedness.

We may not be able to successfully integrate companies that we may acquire in the future, which could materially and adversely affect our business, financial condition, future results and cash flow. Our strategy is to continue to expand in the future, including through acquisitions. Integrating acquisitions is often costly, and we may not be able to successfully integrate our acquired companies with our existing operations without substantial costs, delays or other adverse operational or financial consequences. Integrating our acquired companies involves a number of risks that could materially and adversely affect our business, including:

  failure of the acquired companies to achieve the results we expect;

  inability to retain key personnel of the acquired companies;

  risks associated with unanticipated events or liabilities; and

  the difficulty of establishing and maintaining uniform standards, controls, procedures and policies, including accounting controls and procedures.

If any of our acquired companies suffers performance problems, the same could adversely affect the reputation of our group of companies and could materially and adversely affect our business, financial condition, future results and cash flow.

The success of our business relies on retaining our key personnel. We are dependent upon the services of our President and Chief Executive Officer, Daniel J. Kunz, our Chief Financial Officer, Kerry D. Hawkley, our Chief Operating Officer, Douglas J. Glaspey, and Kevin R. Kitz, our Vice President – Project Development. The loss of any of their services could have a material adverse effect upon us. As of the date of this report, there are no employment agreements with these persons, and the Company does not have key-man insurance on any of them.

Our development activities are inherently very risky. The high risks involved in the development of a geothermal resource cannot be over-stated. The development of geothermal resources at our Raft River, Idaho; San Emidio, Nevada and Neal Hot Springs, Oregon projects are such that there cannot be any assurance of success. Exploration costs are high and are not fixed. The geothermal resource cannot be relied upon until substantial development, including drilling, has taken place. The costs of development drilling are subject to numerous variables such as unforeseen geologic conditions underground which could result in substantial cost overruns. Drilling for geothermal resource at Raft River is relatively deep with the average depth of wells some 6,000 feet. Drilling at Neal Hot Springs, Raft River and San Emidio may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

Our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. If our drilling activities are not successful, we could experience a material adverse effect on our future results of operations and financial condition.

In addition to the substantial risk that wells drilled will not be productive, or may decline in productivity after commencement of production, hazards such as unusual or unexpected geologic formations, pressures, downhole conditions, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of well fluids, pollution and other physical and environmental risks are inherent in geothermal exploration and production. These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations.

The impact of governmental regulation could adversely affect our business by increasing costs for financing or development of power plants. Our business is subject to certain federal, state and local laws and regulations, including laws and regulations on taxation, the exploration for and development, production and distribution of electricity, and environmental and safety matters. On a Federal level, the most important tax rule that affects our business is the Production Tax Credit (“PTC”), which was extended to December 31, 2012. Recent legislation enacted as part of the stimulus funding has also provided an election to take 30% investment tax credit in lieu of the PTC for certain qualified investments being initiated before the end of 2010 and being placed in service before the end of 2014. The loss of the PTC or ITC is a risk that could result in making future expansions at Raft River, San Emidio and at Neal Hot Springs uneconomic. New rules recently adopted by the Bureau of Land Management, as directed by the Energy Policy Act of 2005, require competitive auction of all geothermal leases on Federal lands. Competitive leasing is significantly increasing the cost of obtaining leases on Federal land, is adding to the capital costs needed to develop geothermal projects, is increasing the total electrical power prices needed to make a geothermal project viable and is making it more difficult to acquire additional adjacent lands for reservoir protection and exploration.

If Federal lands or any Federal involvement are included in any geothermal development, requirements of the National Environmental Policy Act (“NEPA”) will be triggered. Most of the geothermal resource in the United States is located in the western states, where the Federal Government often is the largest landowner. If a NEPA action is triggered, such as an Environmental Impact Statement or Environmental Assessment, a project delay of one to two years and a cost of $1,000,000 to $2,000,000 or more may be incurred while the environmental permitting process is completed. NEPA not only can impact the property where the geothermal resource is located, but includes the siting and construction of transmission lines. Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

In the states of Idaho, Nevada and Oregon, drilling for geothermal resources is governed by specific rules. In Nevada drilling operations are governed by the Division of Minerals (Nevada Administrative Code Chapter 534A); in Idaho by the Idaho Department of Water Resources (IDAPA 37 Title 03 Chapter 04); and in Oregon by the Division of Oil, Gas and Mineral Industries (Division 20 Geothermal Regulation). These rules require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters, and, may not allow or may restrict drilling activity, or may require that a geothermal resource be unitized (shared) with adjoining land owners. Such laws and regulations may increase the costs of planning, designing, drilling, installing, operating and abandoning our geothermal wells, the power plant and other facilities. State environmental requirements and permits, such as the Idaho Department of Environmental Quality, Air Quality Permit to Construct, include public disclosure and comment. It is possible that a legal protest could be triggered through one of the permitting processes that would delay construction and increase cost for one of our projects. The state of Oregon has an Energy Facility Siting Council that must issue a site certificate for any geothermal energy facilities of 35 megawatts or higher which could affect the Neal Hot Spring project by adding additional cost and delay construction.

Because of these state and federal regulations, we could incur liability to governments or third parties for any unlawful discharge of pollutants into the air, soil or water, including responsibility for remediation costs. We could potentially discharge such materials into the environment:

  from a well or drilling equipment at a drill site;

  leakage of fluids or airborne pollutants from gathering systems, pipelines, power plant and storage tanks;

  damage to geothermal wells resulting from accidents during normal operations; and

  blowouts, cratering and explosions.

Because the requirements imposed by such laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business by increasing cost and the time required to explore and develop geothermal projects. In addition, because the Vulcan Property at Raft River was previously operated by others, we may be liable for environmental damage caused by such former operators.

Industry competition may impede our growth and ability to enter into power purchase agreements on terms favorable to us, or at all, which would negatively impact our revenue. The electrical power generation industry, of which geothermal power is a sub-component, is highly competitive and we may not be able to compete successfully or grow our business. We compete in areas of pricing, grid access and markets. The industry in the Western United States, in which the Raft River and San Emidio projects are located, is complex as it is composed of public utility districts, cooperatives and investor-owned power companies. Many of the participants produce and distribute electricity. Their willingness to purchase electricity from an independent producer may be based on a number of factors and not solely on pricing and surety of supply. If we cannot enter into power purchase agreements on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding development of additional properties.

Some of our leases will terminate if we do not achieve commercial production during the primary term of the lease, thus requiring us to enter into new leases or secure rights to alternate geothermal resources, none of which may be available on terms as favorable to us as any such terminated lease, if at all. Most of our geothermal resource leases are for a fixed primary term, and then continue for so long as we achieve commercial production or pursuant to other terms of extension. The land covered by some of our leases is undeveloped and has not yet achieved commercial production of the geothermal resources. Leases that cover land which remains undeveloped and does not achieve commercial production and leases that we allow to expire, will terminate. In the event that a lease is terminated and we determine that we will need that lease once the applicable project is operating, we would need to enter into one or more new leases with the owner(s) of the premises that are the subject of the terminated lease(s) in order to develop geothermal resources from, or inject geothermal resources into, such premises or secure rights to alternate geothermal resources or lands suitable for injection, all of which may not be possible or could result in increased cost to us, which could materially and adversely affect our business, financial condition, future results and cash flow.

Claims have been made that some geothermal plants cause seismic activity and related property damage. There are approximately two-dozen geothermal plants operating within a fifty-square-mile region in the area of Anderson Springs, in Northern California, and there is general agreement that the operation of these plants causes a generally low level of seismic activity. Some residents in the Anderson Springs area have asserted property damage claims against those plant operators. There are significant issues whether the plant operators are liable, and to date no court has found in favor of such claimants. While we do not believe the areas of the Raft River, Idaho, San Emidio, Nevada and Neal Hot Springs, Oregon will present the same geological or seismic risks, there can be no assurance that we would not be subject to similar claims and litigation, which may adversely impact our operations and financial condition.

Actual costs of construction or operation of a power plant may exceed estimates used in negotiation of power purchase and power financing agreements. The Company’s initial power purchase contract is under rates established by the Idaho Public Utility Commission, using an “avoided-cost” model for cost of construction and operating costs of power plants. If the actual costs of construction or operations exceed the model costs, the Company may not be able to build the contemplated power plants, or if constructed, may not be able to operate profitably. The Company’s financing agreements provide for a priority payback to our partner. If the actual costs of construction or operations exceed the model costs, we may not be able to operate profitably or receive the planned share of cash flow and proceeds from the project. The actual costs of operating the Raft River power project are higher than the original estimate due to several factors including the need to filter the ground water for cooling to remove harmful and unanticipated chloride levels in the water, the need to purchase production pump power from a third party to provide maximum plant output, and increased general costs related to labor and management.

Payments under our initial power purchase agreement may be reduced if we are unable to forecast our production adequately. Under the terms of our initial power purchase agreement, and starting with the third year of operation, if we do not deliver electricity output within 90% to 110% of our forecasted amount, which requires us to submit a forecast every three months, payments for the amount delivered will be reduced, possibly significantly. For example if the plant produces more than 110% of the power as forecasted then we would not receive any revenue for the amount over the forecast figure. If the plant produces less than 90% of the forecast amount for unexcused reasons, such as normal plant breakdowns and maintenance, then we may be subject to a reduced power price, depending on the prevailing power market conditions. The agreement moves the power price to the market price instead of contracted price. We currently expect to forecast 9 megawatts of delivery on a 10-megawatt plant and the damages would then result if the actual delivery was only 8.1 megawatts or less. All 8.1 megawatts would be subject to a reduced price that is not possible to predict at this time. The total average revenue per megawatt hour is approximately $62.40 and the reduction in revenue could be perhaps 30 percent of that amount. As a risk mitigation element, we are not subject to this adjustment until year three of the contract and then we are able to submit a new forecast every three months thereby limiting this exposure.

There are some risks for which we do not or cannot carry insurance. Because our current operations are limited in scope, the Company carries property, public liability insurance and directors’ and officers’ liability coverage, but does not currently insure against any other risks.

As its operations progress, the Company will acquire additional coverage consistent with its operational needs, but the Company may become subject to liability for pollution or other hazards against which it cannot insure or cannot insure at sufficient levels or against which it may elect not to insure because of high premium costs or other reasons. In particular, coverage is not available for environmental liability or earthquake damage.

Our officers and directors may have conflicts of interests arising out of their relationships with other companies. Several of our directors and officers serve (or may agree to serve) as directors or officers of other companies or have significant shareholdings in other companies. To the extent that such other companies may participate in ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

Failure to maintain effective disclosure controls and procedures could result in the loss of investor confidence. For the period ended March 31, 2009, the Company determined that its disclosure controls and procedures were not effective due the Company’s inadvertent failure to file the financials statements of its subsidiary Raft River Energy I LLC as required by SEC rules and forms. The Company may in the future fail to achieve and maintain the adequacy of its disclosure controls and procedures, as such standards are modified, supplemented or amended from time to time. The Company’s failure to maintain effective disclosure controls and procedures could result in the loss of investor confidence in the Company’s reports, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Failure to comply with regulatory requirements may adversely affect our stock price and business. As a public company, we are subject to numerous governmental and stock exchange requirements, with which we believe we are in compliance. The Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission have requirements that we may fail to meet by the required deadlines or we may fall out of compliance with, such as the internal controls assessment, reporting and auditor attestation required under Section 404 of the Sarbanes-Oxley Act of 2002. The Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors on internal controls over financial reporting. We may incur additional costs in order to comply with Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. Our failure to meet regulatory requirements and exchange listing standards may result in actions such as the delisting of our stock impacting our stock’s liquidity; Securities and Exchange Commission enforcement actions; and securities claims and litigation.

Risks Relating To the Market for Our Securities

A significant number of shares of our common stock are eligible for public resale. If a significant number of shares are resold on the public market, the share price could be reduced and could adversely affect our ability to raise needed capital. The market price for our common stock could decrease significantly and our ability to raise capital through the issuance of additional equity could be adversely affected by the availability and resale of such a large number of shares in a short period of time. If we cannot raise additional capital on terms favorable to us, or at all, it may delay our exploration or development of existing properties or limit our ability to acquire new properties, which would be detrimental to our business.

Because the public market for shares of our common stock is limited, investors may be unable to resell their shares of common stock. There is currently only a limited public market for our common stock on the Toronto Stock Exchange in Canada and on the NYSE Amex in the United States, and investors may be unable to resell their shares of common stock. The development of an active public trading market depends upon the existence of willing buyers and sellers that are able to sell their shares and market makers that are willing to make a market in the shares. Under these circumstances, the market bid and ask prices for the shares may be significantly influenced by the decisions of the market makers to buy or sell the shares for their own account, which may be critical for the establishment and maintenance of a liquid public market in our common stock. We cannot give you any assurance that an active public trading market for the shares will develop or be sustained.

The price of our common stock is volatile, which may cause investment losses for our stockholders. The market for our common stock is highly volatile, having ranged in the last fiscal year ended March 31, 2009, from a low of Cdn$0.46 to a high of Cdn$3.02 on the Toronto Stock Exchange and from a low of $0.39 to a high of $2.95 on the NYSE Amex. Since March 31, 2009, our common stock has ranged from a low of Cdn$0.93 to a high of Cdn$2.39 on the Toronto Stock Exchange and from a low of $0.71 to a high of $2.09 on the NYSE Amex. The trading price of our common stock on the Toronto Stock Exchange and on the NYSE Amex is subject to wide fluctuations in response to, among other things, quarterly variations in operating and financial results, and general economic and market conditions. In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to our company could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our stockholders.

We do not intend to pay any cash dividends in the foreseeable future. We intend to reinvest any earnings in the development of our projects. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends.

Provisions in our bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable. Our bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions prohibit stockholders from calling special meetings, which may deter a takeover attempt. Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of 15% or more of our capital stock for a period of three years following the date on which the stockholders acquired such ownership percentage, unless, among other things, our Board of Directors has approved the transaction. This statute likewise may discourage, delay or prevent a change of control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements, including, but not limited to, our statements on strategy, operating forecasts, and our working capital requirements and availability. In addition, from time to time, our company or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by our company with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of an authorized executive officer of our company. Forward-looking statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as “may”, “expect”, “anticipate”, “estimate”, or “continue” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors and conditions described in the discussions of “Risk Factors” in this registration statement and in other documents our company files from time to time with the Securities and Exchange Commission. The reader is cautioned that our company does not have a policy of updating or revising forward-looking statements and thus the reader should not assume that silence by management of our company over time means that actual events are bearing out as estimated in such forward-looking statements.

All references to “dollars” or “$” are to United States dollars and all references to “Cdn$” are to Canadian dollars. United States dollar equivalents of Canadian dollar figures are based on the noon buying rate for Canadian dollars for the Federal Reserve Bank of New York on the applicable date.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sales of common stock offered by them under this prospectus. If, and when, the warrants and compensation warrants are exercised by the selling stockholders, the proceeds from the exercise of the warrants and broker warrants will be used by us for drilling and exploration at Neal Hot Springs, the San Emidio project, and general working capital purposes.

SELLING STOCKHOLDERS

This prospectus covers the offering of up to 12,560,561 shares of our common stock by selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

The shares issued to the selling stockholders are “restricted securities” under applicable federal and state securities laws and are being registered to give the selling stockholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” beginning on page 16 of this prospectus. Each of the selling stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of their registered shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Stockholders Information

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of March 16, 2010, the number of shares of common stock covered by this prospectus on behalf of the stockholders and the total number of shares of common stock that the stockholders will beneficially own upon completion of the offering. This table assumes that the stockholders will offer for sale all of the shares of common stock covered by this prospectus. At March 18, 2010, we had 78,647,776 shares of common stock issued and outstanding.

The common stock may be offered under this prospectus from time to time by the selling stockholders, or by any of their respective pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided to us by the stockholders, or on our records, as of March 16, 2010, and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

The warrants issued in the March 2010 financing may not be exercised until September 16, 2010 and are subject to certain beneficial ownership limitations. A holder of a warrant received in the March 2010 financing may not exercise such warrant to the extent that the holder and its affiliates would beneficially own in excess of 4.99% of our common stock outstanding immediately after giving effect to such exercise. For purposes of this 4.99% limitation, beneficial ownership is calculated as set forth in Exchange Act Rule 13d-3, except that the aggregate number of shares of common stock beneficially owned by such holder and its affiliates will exclude shares of common stock which would be issuable upon (i) exercise of any remaining, unexercised portion of the warrant issued to such holder and its affiliates in the March 2010 financing and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of our company beneficially owned by the holder and its affiliates which are subject to a limitation on conversion or exercise analogous to the 4.99% limitation contained in the warrants issued in the March 2010 financing. By written notice to us, a holder may from time to time increase or decrease the 4.99% limitation to any other percentage not in excess of 9.99%; provided that any such change will not be effective until the 61st day after such notice is delivered to us. The 4.99% and 9.99% ownership limitations do not prevent a stockholder from selling some of its holdings and then receiving additional shares. In this way, a stockholder could sell more than the 4.99% and 9.99% ownership limitation while never holding more than this limit. For purposes of this table, the “Before Offering”, “Total Number of Shares Beneficially Owned” includes the shares underlying the warrants issued in the March 2010 financing, despite the fact that all or a portion of such warrants, following September 16, 2010, may not be exercisable until the 61st day following delivery of prior written notice by a holder of such warrants if the exercise of such warrants would cause the holder and its affiliates to exceed the 4.99% ownership limitation (and thus all or a portion of such shares technically may not be deemed to be “beneficially owned” under Exchange Act Rule 13d-3 until one day after such notice is given).

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, fees and expenses of our counsel and our accountants.

	Before Offering		After Offering
	Total Number			Shares	Percentage
	of Shares	Percentage	Number of	Owned	of Shares
	Beneficially	of Shares	Shares	After	owned After
Name	Owned	Owned(1)	Offered	Offering(2)	Offering
AGF Canada Class(3)	231,870	*	75,720	156,150	*
AGF Canada Fund(4)	1,083	*	483	600	*
AGF Canadian Stock Fund(5)	6,244,966	7.94%	1,553,466	4,691,500	5.97%
Baird Financial Corporation(6)	12,314	*	12,314	-	-
Clarus Securities Inc.(7)	303,054	*	43,100	259,954	*
Cranshire Capital LP(8)	468,571	*	428,571	40,000	*
Dundee Securities Corporation(9)	140,300	*	43,100	97,200	*
Empery Asset Master LTD(10)	357,143	*	357,143	-	-
Exploration Capital Partners 2005 Limited Partnership(11)	6,285,000	7.99%	3,000,000	3,285,000	4.18%
Front Street Investment Management Inc.(12)	2,746,770	3.49%	1,428,570	1,318,200	1.68%
Glacier Partners(13)	714,285	*	714,285	-	-
Hartz Capital Investments LLC(14)	357,142	*	357,142	-	-
Hudson Bay Overseas Fund LTD(15)	210,713	*	210,713	-	-
Hudson Bay Fund LP(16)	146,429	*	146,429	-	-
IG AGF Canadian Growth Class(17)	79,733	*	23,133	56,600	*
IG AGF Canadian Growth Fund(18)	1,788,453	2.27%	446,053	1,342,400	1.71%
Iroquois Master Fund Ltd.(19)	357,142	*	357,142	-	-
Keystone Equity Fund(20)	186,751	*	44,001	142,750	*
Orphan Fund, L.P.(21)	1,071,427	1.36%	1,071,427	-	-
Praesidis Master Fund, LP(22)	622,600	*	600,000	22,600	*
Ramius Enterprise Master Fund Ltd(23)	357,143	*	357,143	-	-
Ramius Navigation Master Fund Ltd(24)	357,142	*	357,142	-	-
RBC Capital Markets Corporation(25)	147,771	*	147,771	-	-
SIM Green Tech Fund, L.P.(26)	71,428	*	71,428	-	-
ZLP Master Opportunity Fund, Ltd.(27)	714,285	*	714,285	-	-
TOTAL			12,560,561

*	Represents less than one percent of the outstanding common stock.

(1)	All percentages are based on 78,647,776 shares of common stock issued and outstanding on March 18, 2010.

(2)

This table assumes that each shareholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Shareholders are not required to sell their shares. See “Plan of Distribution” beginning on page 16.

(3)

Representatives of this securityholder have advised us that Martin Hubbes is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 154,580 shares of common stock and 77,290 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued to this securityholder in the March 2010 private placement is Bershaw & Co., which holds such securities in trust for this securityholder.

(4)

Representatives of this securityholder have advised us that Martin Hubbes is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 722 shares of common stock and 361 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued to this securityholder in the March 2010 private placement is Bershaw & Co., which holds such securities in trust for this securityholder.

(5)

Representatives of this securityholder have advised us that Martin Hubbes is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 4,504,144 shares of common stock and 1,740,822 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued to this securityholder in the March 2010 private placement is Bershaw & Co., which holds such securities in trust for this securityholder.

(6)

Representatives of this securityholder have advised us that Paul Carbone is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. This selling securityholder acquired the securities as compensation for activities relating to acting as a placement agent in the March 2010 private placement and is affiliated with a registered broker-dealer. Includes 12,314 shares of common stock acquirable upon exercise of warrants.

(7)

Representatives of this securityholder have advised us that Tom Monahas is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. This selling securityholder acquired the securities as compensation for activities relating to acting as a placement agent in the March 2010 private placement. In connection with the private placement, this securityholder only conducted activities relating to acting as a placement agent outside of the United States; activities relating to acting as a placement agent in the United States in the March 2010 private placement were conducted by registered broker-dealers. Includes 303,054 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued in the March 2010 private placement to this securityholder is NBCN INC., which holds such securities in trust for this securityholder.

(8)

Representatives of this securityholder have advised us that Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire. Includes 285,714 shares of common stock and 182,857 shares of common stock acquirable upon exercise of warrants.

(9)

Representatives of this securityholder have advised us that Joanne Ferstman and Harold Wolkin are the natural persons with voting and dispositive power with respect to the common stock held by this securityholder. This selling securityholder acquired the securities as compensation for activities relating to acting as a placement agent in the March 2010 private placement and is a registered broker-dealer. In connection with the private placement, this securityholder only conducted activities relating to acting as a placement agent outside of the United States; activities relating to acting as a placement agent in the United States in the March 2010 private placement were conducted by registered broker-dealers. Includes 140,300 shares of common stock acquirable upon exercise of warrants.

(10)

Representatives of this securityholder have advised us that Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares. Includes 238,095 shares of common stock and 119,048 shares of common stock acquirable upon exercise of warrants.

(11)

Representatives of this securityholder have advised us that Arthur Richards Rule and Gretchen Carter are the natural persons with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 4,190,000 shares of common stock and 2,095,000 shares of common stock acquirable upon exercise of warrants.

(12)

Representatives of this securityholder have advised us that Frank L. Mersch is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Includes 1,792,280 shares of common stock and 954,490 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued in the March 2010 private placement to this securityholder is NBCN INC., which holds such securities in trust for this securityholder.

(13)

Representatives of this securityholder have advised us that Peter Castellanos is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Includes 476,190 shares of common stock and 238,095 shares of common stock acquirable upon exercise of warrants.

(14)

Representatives of this securityholder have advised us that Empery Asset Management LP, the authorized agent of Hartz Capital Investments, LLC (“HCI”), has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares. Includes 238,095 shares of common stock and 119,047 shares of common stock acquirable upon exercise of warrants.

(15)

Representatives of this securityholder have advised us that Sander Gerber shares voting and investment power over these securities. Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD. Includes 140,476 shares of common stock and 70,237 shares of common stock acquirable upon exercise of warrants.

(16)

Representatives of this securityholder have advised us that Sander Gerber shares voting and investment power over these securities. Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Fund LP. Includes 97,619 shares of common stock and 48,810 shares of common stock acquirable upon exercise of warrants.

(17)

Representatives of this securityholder have advised us that Martin Hubbes is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 55,622 shares of common stock and 24,111 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued to this securityholder in the March 2010 private placement is Jayvee & Co., which holds such securities in trust for this securityholder.

(18)

Representatives of this securityholder have advised us that Martin Hubbes is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 1,292,669 shares of common stock and 495,784 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued to this securityholder in the March 2010 private placement is Jayvee & Co., which holds such securities in trust for this securityholder.

(19)

Representatives of this securityholder have advised us that Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares. Includes 238,095 shares of common stock and 119,047 shares of common stock acquirable upon exercise of warrants.

(20)

Representatives of this securityholder have advised us that Martin Hubbes is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Representatives of this securityholder have advised us that this securityholder is an affiliate of a U.S. registered broker-dealer; however, this securityholder acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 135,134 shares of common stock and 51,617 shares of common stock acquirable upon exercise of warrants. The registered holder of the securities issued to this securityholder in the March 2010 private placement is Jayvee & Co., which holds such securities in trust for this securityholder.

(21)

Representatives of this securityholder have advised us that Paul H. Stephens, P. Bart Stephens and W. Bradford Stephens are the natural persons with voting and dispositive power with respect to the common stock held by this securityholder. Includes 714,285 shares of common stock and 357,142 shares of common stock acquirable upon exercise of warrants.

(22)

Representatives of this securityholder have advised us that Kyle D. Henderson is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Includes 422,600 shares of common stock and 200,000 shares of common stock acquirable upon exercise of warrants.

(23)

Representatives of this securityholder have advised us that Ramius Advisors, LLC (“Ramius Advisors”) is the investment manager of Ramius Enterprise Master Fund Ltd (“Ramius Enterprise”) and consequently has voting control and investment discretion over securities held by Ramius Enterprise. Ramius Advisors disclaims beneficial ownership of these securities. Ramius LLC (“Ramius”) is the managing member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors. Ramius disclaims beneficial ownership of these securities. Cowen Group, Inc. (“Cowen”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. Cowen disclaims beneficial ownership of these securities. RCG Holdings LLC (“RCG Holdings”) is a significant shareholder of Cowen and may be considered the beneficial owner of any securities deemed to be beneficially owned by Cowen. RCG Holdings disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of RCG Holdings and may be considered the beneficial owner of any securities deemed to be beneficially owned by RCG Holdings. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities. Representatives of Ramius Enterprise have advised us that Ramius Enterprise is an affiliate of a U.S. registered broker-dealer; however, Ramius Enterprise acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 238,095 shares of common stock and 119,048 shares of common stock acquirable upon exercise of warrants.

(24)

Representatives of this securityholder have advised us that RCG PB, Ltd (“RCG PB”) is the sole shareholder of Ramius Navigation Master Fund Ltd (“Ramius Navigation”) and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Navigation. RCG PB disclaims beneficial ownership of these securities. Ramius Advisors, LLC (“Ramius Advisors”) is the investment manager of Ramius Navigation and RCG PB and consequently has voting control and investment discretion over securities held by Ramius Navigation. Ramius Advisors disclaims beneficial ownership of these securities. Ramius LLC (“Ramius”) is the managing member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramium Advisors. Ramius disclaims beneficial ownership of these securities. Cowen Group, Inc. (“Cowen”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. Cowen disclaims beneficial ownership of these securities. RCG Holdings LLC (“RCG Holdings”) is a significant shareholder of Cowen and may be considered the beneficial owner of any securities deemed to be beneficially owned by Cowen. RCG Holdings disclaims beneficial ownership of these securities. C4S & Co., L. L.C. (“C4S”) is the managing member of RCG Holdings and may be considered the beneficial owner of any securities deemed to be beneficially owned by RCG Holdings. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities. Representatives of Ramius Navigation have advised us that Ramius Navigation is an affiliate of a U.S. registered broker-dealer; however, Ramius Navigation acquired the securities issued in the March 2010 private placement in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Includes 238,095 shares of common stock and 119,047 shares of common stock acquirable upon exercise of warrants.

(25)

Representatives of this securityholder have advised us that Eric J. Hansen is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. This selling securityholder acquired the securities as compensation for activities relating to acting as a placement agent in the March 2010 private placement and is a registered broker-dealer. Includes 147,771 shares of common stock acquirable upon exercise of warrants.

(26)

Representatives of this securityholder have advised us that Paul H. Stephens, P. Bart Stephens and W. Bradford Stephens are the natural persons with voting and dispositive power with respect to the common stock held by this securityholder. Includes 47,619 shares of common stock and 23,809 shares of common stock acquirable upon exercise of warrants.

(27)

Representatives of this securityholder have advised us that Stuart Zimmer is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Includes 476,190 shares of common stock and 238,095 shares of common stock acquirable upon exercise of warrants.

Each of the selling stockholders, other than Dundee Securities Corporation and RBC Capital Markets Corporation, has represented to us that it is not a broker-dealer. Further, each of the selling stockholders has represented to us that it is not affiliated with any broker-dealer in the United States, other than AGF Canada Class, AGF Canada Fund, AGF Canadian Stock Fund, Baird Financial Corporation, Exploration Capital Partners 2005 Limited Partnership, IG AGF Canadian Growth Class, IG AGF Canadian Growth Fund, Keystone Equity Fund, Ramius Enterprise Master Fund Ltd and Ramius Navigation Master Fund Ltd, each of which is affiliated with a registered broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling stockholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

Transactions with Selling Stockholders

On March 16, 2010, we completed a private placement of 8,209,519 shares of common stock at a price of $1.05 per share and common stock purchase warrants to acquire 4,104,757 shares of common stock, for gross proceeds of $8,619,995. Each common stock purchase warrant entitles the holder to acquire one common share of the Company at the exercise price of $1.25 per share for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance. The sale of shares and warrant was pursuant to the exemption from registration provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. Upon completion of the placement, the company had 78,647,776 shares issued and outstanding.

The Placement Agents were paid an aggregate cash fee of $517,200 representing 6% of the aggregate gross proceeds from the offering, and have been issued broker warrants to purchase up to 246,285 common shares of the Company at $1.25 exercisable for a period beginning 6 months after the date of issuance and ending 66 months after the date of issuance. We also agreed to reimburse the Placement Agents for certain legal fees and out-of-pocket expenses.

In connection with the offering, we agreed to file a registration statement with the Securities and Exchange Commission as soon as practicable after closing and use best efforts to cause it to become effective and remain effective until all securities covered by the registration statement either have been sold, under the registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or the Company is in compliance with the current public information requirement under Rule 144. In the event the registration statement is not effective by July 14, 2010, the purchasers are entitled to receive as liquidated damages an amount in cash equal to 1% of the aggregate purchase price paid by each purchaser upon the failure to be so effective and upon the monthly anniversary of the failure to be so effective until the registration statement is effective.

The net proceeds of the private placement will be used to further develop its Neal Hot Springs geothermal project and for general working capital purposes.

Clarus Securities Inc. and Dundee Securities Corporation acted as two of the three agents in the August 2009 private placement. Collectively, the agents in the August 2009 private placement were paid an aggregate cash fee of Cdn$656,100 and were granted compensation options exchangeable on the exchange date for broker warrants, which entitle the agents to purchase up to 243,000 shares of our common stock at $1.22 (the U.S. dollar equivalent of Cdn$1.35 on August 17, 2009) exercisable for 24 months from the closing of the August 2009 private placement.

Clarus Securities Inc. acted as one of the three underwriters in the April 2008 private placement. Collectively, the underwriters in the April 2008 private placement were paid an aggregate cash fee of Cdn$854,932 and were issued broker warrants to purchase up to 191,475 shares of common stock of the Company at $2.34 exercisable for 24 months from the closing of the April 2008 private placement.

Dundee Securities Corporation acted as one of the three underwriters in the June 2007 private placement. Collectively, the underwriters in the June 2007 private placement were paid an aggregate cash fee of Cdn$999,999 and were issued broker warrants to purchase up to 454,545 common shares of the Company at $2.08 exercisable for 18 months.

PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on NYSE Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  a combination of any such methods of sale; or

  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Rule 2440 of the Financial Industry Regulatory Authority, Inc.; and in the case of a principal transaction a markup or markdown in compliance with IM-2440 of the Financial Industry Regulatory Authority, Inc.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect (assuming that the shares were at no time held by any affiliate of ours, and all warrants are exercised by “cashless exercise” as provided in each of the warrants) or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

Under our Certificate of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 250,000,000, consisting of 250,000,000 shares of common stock, with a par value of $0.001 per share. As of December 31, 2009, there were 70,363,257 shares of our common stock issued and outstanding. As of March 18, 2010, there were 78,647,776 shares of our common stock issued and outstanding. Our common stock is traded on the Toronto Stock Exchange under the symbol “GTH” and on the NYSE Amex under the symbol “HTM”. The holders of common stock:

  are entitled to one vote per share on each matter submitted to a vote of stockholders;

  have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors;

  have no preemptive or other rights to subscribe for shares; and

  are entitled to such distributions as may be declared from time to time by the board of directors from funds legally available therefore, and upon liquidation are entitled to share ratably in the distribution of assets remaining after payment of liabilities.

Warrants

This registration statement does not register the resale of the warrants, but does register for resale the shares of common stock issuable upon exercise of the warrants including (i) up to 4,104,757 shares of our common stock issuable upon the exercise of warrants at the exercise price of $1.25 per share from September 16, 2010 until September 16, 2015, and (ii) up to 246,285 shares of our common stock issuable upon the exercise of compensation warrants at the exercise price of $1.25 per share from September 16, 2010 until September 16, 2015.

The warrant provides that the warrant exercise price is subject to adjustment from time to time if we (i) pay a stock dividend or otherwise make a distribution or distributions on shares of our common stock or any other equity or equity equivalent securities payable in shares of common stock, (ii) subdivide outstanding shares of common stock into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares or (iv) issue by reclassification of shares of the common stock any shares of our capital stock. For example, if we were to conduct a 4-for-1 stock split such that each outstanding share became four shares of common stock, the exercise price of the warrant would be reduced to one-quarter of the exercise price in effect immediately prior to the stock split and the number of shares acquirable upon a subsequent exercise of the warrant shall be multiplied by four.

If (i) we effect any merger or consolidation with or into another person, (ii) we effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets, (iii) any purchase offer, tender offer or exchange offer is completed pursuant to which holders of common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding common stock, (iv) we effect any reclassification, reorganization or recapitalization of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property, (v) we consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than 50% of the outstanding shares of common stock (not including any shares of common stock held by the other person(s) making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then any warrant holder that exercises warrants after a Fundamental Transaction will be entitled to receive, in lieu of the number of shares of common stock to which the holder was previously entitled upon exercise of the warrant, the aggregate number of shares that the holder would have been entitled to receive as a result of the Fundamental Transaction as if the warrant holder had been the holder of the number of shares of common stock to which the warrant holder was entitled on the effective date of the Fundamental Transaction. We are obligated to cause any successor entity in a Fundamental Transaction in which we are not the survivor to assume in writing all of our obligations under the terms of the warrants.

MARKET FOR COMMON EQUITY AND RELATED SECURITYHOLDER MATTERS

Market Information and Holders

As of March 18, 2010, there were 78,647,776 shares of our common stock issued and outstanding and 12,026,767 shares issuable upon exercise of outstanding share purchase and broker warrants. On that date, there were approximately 20,200 holders of record of shares of our common stock.

Our common stock is listed on the NYSE Amex under the symbol “HTM” and the Toronto Stock Exchange under the symbol “GTH”.

The following table sets forth the high and low sales prices for our common stock for the fiscal quarters indicated as reported on the NYSE Amex and the Toronto Stock Exchange.

Period

	NYSE Amex		Toronto Stock Exchange
	(formerly the American Stock Exchange)		Cdn$
	High	Low	High	Low
Fiscal year end March 31, 2011
1st Quarter (through April 1, 2010)	0.97	0.91	0.98	0.93
Fiscal year end March 31, 2010
1st Quarter	1.93	0.74	2.16	0.93
2nd Quarter	1.75	1.14	1.87	1.34
3rd Quarter	1.74	1.45	1.91	1.55
4th Quarter	1.65	0.91	1.69	0.93
Fiscal year ended March 31, 2009
1st Quarter	3.04	2.12	3.05	2.15
2nd Quarter	2.95	1.30	2.81	1.45
3rd Quarter	1.82	0.33	1.92	0.46
4th Quarter	1.16	0.60	1.40	0.76
Fiscal year ended March 31, 2008
1st Quarter	2.70	1.36	2.85	1.57
2nd Quarter	3.10	1.85	3.27	1.99
3rd Quarter	4.78	2.56	4.75	2.49
4th Quarter	4.09	2.07	4.05	2.00

Dividends

We have never declared any cash dividends with respect to our common stock. Future payment of dividends is within the discretion of our Board of Directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. Although there are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock, we presently intend to retain future earnings, if any, for use in our business and have no present intention to pay cash dividends on our common stock.

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the common stock offered by this prospectus was passed upon for us by Dorsey & Whitney LLP.

EXPERTS

The financial statements as of March 31, 2009, 2008 and 2007 incorporated by reference into this prospectus have been so included in reliance on the report of BehlerMick PS, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Raft River Energy I, LLC as of November 28, 2008 and November 30, 2007, and the results of its operations and cash flows for the three years in the period ended November 28, 2008 incorporated in this prospectus by reference to U.S. Geothermal Inc.’s Annual Report on Form 10-K (Amendment No. 1) for the year ended March 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Much of the information with respect to the geothermal resource at the Raft River, Empire and Neal Hot Springs projects incorporated by reference into this prospectus is derived from the reports of GeothermEx, Inc., Black Mountain Technology, and Teplow Geologic, respectively and has been included in this prospectus upon the authority of that company as experts with respect to the matters covered by the reports.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the Securities and Exchange Commission prior to the date of this prospectus.

We incorporate by reference the documents listed below, except to the extent that any information contained in any such document is deemed “furnished” in accordance with the rules of the Securities and Exchange Commission:

  Our Annual Report on Form 10-K for the year ended March 31, 2009 filed on June 15, 2009 and as amended on October 23, 2009 and further amended on November 24, 2009;

  Our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2009 filed on August 10, 2009 and as amended on October 23, 2009, for the quarterly period ended September 30, 2009 filed on November 10, 2009, and for the quarterly period ended December 31, 2009 filed on February 9, 2010 and as amended on March 3, 2010;

  Our Current Reports on Form 8-K filed June 15, 2009, July 2, 2009, July 31, 2009, August 17, 2009, October 21, 2009, November 4, 2009 (both 8-Ks filed on this date), December 16, 2009, December 21, 2009, and March 9, 2010 (as amended March 17, 2010);

  Our definitive proxy statement on Schedule 14A for our 2009 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on November 6, 2009, and the definitive additional materials on Schedule 14A filed on November 9, 2009 and November 13, 2009; and

  The description of our common stock contained in our registration statement on Form 8-A filed on April 15, 2008 with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for purposes of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus contained in the registration statement (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or calling us at:

U.S. Geothermal Inc.
1505 Tyrell Lane
Boise, ID 83706
208-424-1027

Information about us is also available at our website at http://www.usgeothermal.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference rooms at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. This prospectus is part of a registration statement and, as permitted by Securities and Exchange Commission rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law (the “Delaware Law”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article XII of the Certificate of Incorporation of U.S. Geothermal Inc. (“we”, “us” or “our company”) provides for indemnification of officers, directors and other employees of U.S. Geothermal to the fullest extent permitted by Delaware Law. Article XIII of the Certificate of Incorporation provides that directors shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director’s duty of loyalty to our company or our stockholders, (ii) acts and omissions that are not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived any improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been information that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

U.S. GEOTHERMAL INC.
12,560,561 shares of
Common Stock

________________________

PROSPECTUS
________________________

The date of this prospectus is April 5, 2010